SUMMARY OF SUPPLEMENT TO PROSPECTUS
                (SEE THE SUPPLEMENT FOR ADDITIONAL INFORMATION):

   Supplement No. 2 dated April 28, 1997 (incorporating Supplement No. 1 dated February 10, 1997):

         (1) Reports on the acquisition by the Company of eight apartment complexes.

         (2) Reports on the granting to Cornerstone Realty Income Trust, Inc. of a right to acquire up to 9.8% of the Company's outstanding Shares.

         (3) Reports on the election of a fifth member to the Board of Directors and the composition of Board Committees.

         (4) Reports on the Company obtaining an unsecured line of credit to facilitate property acquisitions.

         (5) Provides certain other updated information concerning the Company and its properties.


   As of April 25, 1997, the Company had closed the sale of 2,084,444 Shares at $9 per Share, and 3,563,116 Shares at $10 per Share, representing aggregate gross proceeds to the Company of $54,391,156, and proceeds net of selling commissions and marketing expenses of $45,568,042. The Company endeavors continually to invest proceeds in the acquisition of additional apartment communities as promptly as practicable after the receipt of such proceeds. As of April 25, 1997, substantially all of the proceeds of the offering available for investment in properties had been so invested.

   Cornerstone Realty Income Trust, Inc. will receive fees and expense reimbursements in connection with the Company's acquisitions and the management of the properties and the Company. In connection with the eight property acquisitions described in the Supplement, Apple Realty Group, Inc., an Affiliate of the Advisor, or Cornerstone Realty Income Trust, Inc., as successor-in-interest to Apple Realty Group, Inc., will receive property acquisition fees totaling $1,107,070.

                      SUPPLEMENT NO. 2 DATED APRIL 28, 1997
                      TO PROSPECTUS DATED NOVEMBER 19, 1996
                         (INCORPORATING SUPPLEMENT NO. 1
                            DATED FEBRUARY 10, 1997)

                      APPLE RESIDENTIAL INCOME TRUST, INC.

   The following information supplements the Prospectus of Apple Residential Income Trust, Inc. dated November 19, 1996 and is part of such Prospectus. Prospective investors should carefully review the Prospectus and this Supplement. THIS SUPPLEMENT NO. 2 INCORPORATES AND THEREBY REPLACES SUPPLEMENT NO. 1 DATED FEBRUARY 10, 1997.

                      TABLE OF CONTENTS TO SUPPLEMENT NO. 2
                                                                    PAGE
                                                                    -----
Status of the Offering............................................  S-1
Developments Involving Cornerstone Realty Income Trust, Inc ......  S-1
Additional Director; Committee Members............................  S-2
Unsecured Line of Credit..........................................  S-3
Property Acquisitions.............................................  S-3
Security Ownership of Certain Beneficial Owners and Management  ..  S-20
Experts ..........................................................  S-20
Update on Experience of Prior Programs............................  S-21
Index to Financial Statements.....................................  F-1

                             STATUS OF THE OFFERING


   As of April 25, 1997, the Company had closed the sale to investors of 2,084,444 Shares at $9 per Share, and 3,563,116 Shares at $10 per Share, representing aggregate gross proceeds to the Company of $54,391,156, and proceeds net of selling commissions and expenses of $45,568,042. These totals include 417,777 Shares purchased by Cornerstone Realty Income Trust, Inc., as described below under "Developments Involving Cornerstone Realty Income Trust, Inc. -- Authorization For Additional Share Issuance."

          DEVELOPMENTS INVOLVING CORNERSTONE REALTY INCOME TRUST, INC.


   AUTHORIZATION  FOR  ADDITIONAL  SHARE  ISSUANCE.  On February  10,  1997,  in
response   to  a  request   from   Cornerstone   Realty   Income   Trust,   Inc.
("Cornerstone"), the Company's Board of Directors authorized the grant to Cornerstone of a continuing right to purchase such number of Shares of the Company as would, following any such purchase, be up to but not in excess of 9.8% of the total number of Shares of the Company then outstanding. This right will continue for so long as the Company's Initial Offering continues, and the purchase price for such Shares under such right will be the current public offering price less the Selling Commissions and Marketing Expense Allowance payable with respect thereto. Shares sold to Cornerstone pursuant to this right would be in addition to, and not part of, the offering made by the Prospectus.

   The Company elected to grant to Cornerstone this ongoing right because it determined that the issuance of Shares in this manner would represent an appropriate and financially prudent method of raising additional equity for the Company. Glade M. Knight, who is a Director and the Chairman and President of the Company, also serves as a Director, and the Chairman and Chief Executive Officer of Cornerstone. To the extent that Cornerstone exercises its right to acquire up to 9.8% of the outstanding Shares of the Company, Cornerstone may become one of the largest, or perhaps the largest, shareholder of the Company, with commensurate voting power.

   On April 25, 1997, Cornerstone exercised the right described above and purchased 417,777 Shares of the Company for approximately $3.76 million. Cornerstone owns approximately 7.4% of the Shares of the Company outstanding on April 25, 1997.


   POSSIBLE ACQUISITION OF THE COMPANY BY CORNERSTONE. As described in the Prospectus, under "Investment Objectives and Policies-Sale and Refinancing Policies," the Company has granted to Cornerstone a right of first refusal to purchase the properties and business of the Company. Cornerstone has stated its intention, by the end of 1997, to evaluate the acquisition of the Company and, if the Board of Directors of Cornerstone determines it is in the best interests of Cornerstone and its shareholders, to offer to acquire the Company or its assets. Any decision to combine the Company and Cornerstone can only be made by the respective Boards of Directors, and depending on the structure of the transaction, the respective shareholders, of the two companies. Accordingly, there can be no assurance that Cornerstone will seek to acquire the Company or its assets or that any proposal by Cornerstone to acquire the Company or its assets would be consummated. Nevertheless, prospective investors in the Company should consider and evaluate the possibility of Cornerstone acquiring the Company or its assets in making an investment decision relative to the Company.


   PROVIDING OF CERTAIN SERVICES BY CORNERSTONE. As described in the Prospectus under "The Advisor and Affiliates," the Company has entered into contracts with Apple Residential Advisors, Inc. ("ARA"), Apple Residential Management Group, Inc. ("ARMG"), and Apple Realty Group, Inc. ("ARG"), pursuant to which ARA, ARMG and ARG, respectively, have agreed to provide certain Company management, property management and property acquisition and disposition services to the Company in exchange for certain compensation described therein. ARA and ARMG have entered into subcontracts with Cornerstone, each of which subcontracts has been approved by the Company, pursuant to which Cornerstone has agreed to provide to the Company the services previously agreed to be provided by ARA and ARMG in exchange for the compensation previously agreed to be paid by the Company to ARA and ARMG. Further, Cornerstone has acquired all the assets of ARG (consisting principally of ARG's contract with the Company) for consideration totalling $2 million, and pursuant to such acquisition has assumed the obligations of ARG to the Company in exchange for the compensation previously agreed to be paid by the Company to ARG.

   The effect of the foregoing transactions is that Cornerstone will now render to the Company services previously agreed to be rendered by ARA, ARMG and ARG, in exchange for the compensation previously agreed to be paid by the Company. It is not expected that any of these transactions will have any material effect on the Company.

   CORNERSTONE OPERATIONS. Through April 23, 1997, Cornerstone had sold approximately $347 million in common shares to approximately 14,000 investors, and had acquired 44 apartment communities in Virginia, North Carolina, South Carolina and Georgia. The aggregate cost of the 44 properties (including capital improvements thereto) was approximately $369 million. The purchase price of all such properties was paid either using the proceeds from the sale of common shares or using the proceeds from an unsecured line of credit which was subsequently repaid using proceeds from the sale of common shares, except that at April 23, 1997, approximately $50 million remained unpaid on such line of credit. See also "Update on Experience of Prior Programs" herein.

                     ADDITIONAL DIRECTOR; COMMITTEE MEMBERS

   As referenced in the Prospectus under "Management," a fifth Director of the Company has been elected. The fifth Director is Lisa B. Kern. Information on Ms. Kern is set forth below.

   LISA B. KERN. Ms. Kern, age 36, is a portfolio manager with Davenport & Co. of Virginia, Inc., in Richmond, Virginia. Before joining Davenport as Vice President in 1996, Ms. Kern advised clients in the areas of investments and estate planning. She began her investment career in 1982 as a financial planner and later District Manager with IDS/American Express Advisory. In 1985, Ms. Kern received her CFP designation. In 1989, Ms. Kern joined Crestar Bank's Trust and Investment Management Group as a Vice President. Ms. Kern is a graduate of Randolph Macon College and received her MBA from Virginia Commonwealth University in 1991.

   The current members of the Company's Executive Committee are Glade M. Knight, Penelope W. Kyle and Bruce H. Matson. The current members of the Audit Committee are Penelope W. Kyle, Ted W. Smith and Lisa B. Kern. The current members of the Compensation Committee are Bruce H. Matson, Penelope W. Kyle and Lisa B. Kern. For a description of the functions of the Executive, Audit and Compensation Committees, see the Prospectus under the headings "Management-Committees of Directors," and "Management-The Incentive Plan."

                            UNSECURED LINE OF CREDIT

   As contemplated by the discussion in the Prospectus under the heading "Business and Properties - Properties Owned by the Company" the Board of Directors has authorized, and the Company has obtained, an unsecured line of credit, which is designed to facilitate the timely acquisition of properties deemed attractive by management. The unsecured line of credit the ("Unsecured Line of Credit") is from First Union National Bank of Virginia. The borrowing is a revolving loan for a principal amount not to exceed at any time $10 million. The loan bears interest at a floating rate equal to the one month London interbank offered rate ("LIBOR") plus 2%, requires monthly payments of interest and has a due date of March 31, 1998. Although the Unsecured Line of Credit is currently unsecured, the lender may require the securing of the loan with first mortgages on the Company's properties if the principal amount of any advance is not repaid within six months of the date of funding. As of April 28, 1997, the unpaid balance on the Unsecured Line of Credit was approximately $9.14 million.


   The Company has also obtained a line of credit from First Union National Bank of Virginia in the amount of $1 million for general corporate purposes. The terms of such borrowing are the same of those under the Unsecured Line of Credit.

   As the size of the Company grows, it is possible that the size of the Unsecured Line of Credit will be increased or that the Company will obtain another unsecured line of credit to facilitate the timely acquisition of properties.

                              PROPERTY ACQUISITIONS

   As of the date of this Supplement, the Company owns the following properties:

                                                     NUMBER OF      DATE OF
         NAME                           LOCATION        UNITS      ACQUISITION
----------------------             ---------------- ----------- --------------
Brookfield .............           Dallas, TX       232         1-28-97
Eagle Crest ............           Irving, TX       484         1-30-97
Tahoe ..................           Arlington, TX    240         1-31-97
Mill Crossing ..........           Arlington, TX    184         2-21-97
Polo Run ...............           Arlington, TX    224         3-31-97
Wildwood ...............           Euless, TX       120         3-31-97
Toscana ................           Dallas, TX       192         3-31-97
Arbors on Forest Ridge..           Bedford, TX      210         4-25-97

        Additional information on these properties is provided below.

                              BROOKFIELD APARTMENTS
                                  DALLAS, TEXAS

   On January 28, 1997, the Company purchased the Brookfield Apartments, a 232-unit apartment complex having an address of 4060 Preferred Place, Dallas, Texas (the "Property").

   The seller was unaffiliated with the Company, the Advisor and their Affiliates. The purchase price was $5,458,485, which was paid entirely in cash using proceeds from the sale of Shares. Title to the Property was conveyed to the Company by limited warranty deed.

   Location. The following information is based in part upon information provided by the Dallas Chamber of Commerce.

   The Property is located in south Dallas, within the Dallas/Fort Worth Consolidated Metropolitan Statistical area, or as it is called locally, "The Metroplex." The Dallas/Fort Worth Metroplex is in the north-central part of Texas and is composed of nine counties. The 1996 population of The Metroplex was approximately 4,400,000. Dallas is the second largest city in the state, behind Houston.

   The economy of the Dallas/Fort Worth area is complex and diversified. Key economic factors include a large manufacturing base (including as products military hardware, electronics, automobiles, industrial equipment, oil-field parts, food products and chemicals), banking, insurance services, communications, oil and gas production and air transportation. Major employers in the area include Texas Instruments, Southwestern Bell, General Motors, J. C. Penney, NationsBank and Vought Aircraft Company.

   The Metroplex is also an established transportation center for the nation. The Dallas/Fort Worth International Airport occupies approximately 17,800 acres of land between the two cities. It is the largest commercial airport in the United States in terms of land area, and is the fourth busiest airport in the world, with 1,700 daily arrivals and departures.

   The area also has a well-established system of interstate highways and supporting secondary routes. The Metroplex is located at the hub of Interstates 35, 45, 20 and 30. Two outer loops, Interstate 635 in Dallas and Interstate 820 in Fort Worth, surround the respective cities.

   The many institutions of higher learning in the area include Southern Methodist University, the University of Texas at Dallas, the University of Texas at Arlington, the University of North Texas, and Texas Christian University.

   The Property is located in a well-established area of Dallas near the Red Bird Mall. The area is characterized by various retail centers, restaurants and businesses. Downtown Dallas is an approximately 15-minute drive from the Property. The Property is an approximately 25-minute drive from Dallas/Fort Worth International Airport.

   DESCRIPTION OF THE PROPERTY. The Property consists of 232 garden-style apartments located in 15 two- and three-story buildings on approximately seven acres of land. The Property was completed in 1984.

   The Company believes that the Property has generally been well maintained and is generally in good condition. However, the Company has budgeted approximately $232,000 of the proceeds of its offering of Shares for repairs and improvements, including clubhouse renovation, painting, wood replacement, and parking lot repair.

   The Property offers seven different unit types. The unit mix and rents currently being charged new tenants as of April, 1997 are as follows:

                                                       APPROXIMATE
                                                         INTERIOR
                                                          SQUARE     MONTHLY
 QUANTITY                      TYPE                      FOOTAGE      RENTAL
----------  ----------------------------------------- ------------- ---------
    39      One bedroom, one bath                          578         $390
     9      One bedroom, one bath (view)                   578          400
    36      One bedroom, one bath w/sunroom                658          420
    12      One bedroom, one bath w/sunroom (view)         658          425
    24      One bedroom, one bath w/WD connections         669          440
    48      One bedroom, one bath w/WD connections,
            FP, bookshelves                                661          450
    64      Two bedrooms, two baths w/WD connections,
            FP, bookshelves                                913          580

   The apartments provide a combined total of approximately 165,000 square feet of net rentable area.

   Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased gradually. As an example, a two-bedroom, two-bath apartment rented for $520 in 1992, $520 in 1993, $530 in 1994, $545 in 1995, and $565 in 1996. The average effective annual rental per square foot at the Property for 1992, 1993, 1994, 1995 and 1996 was $7.11, $7.11, $7.24, $7.45 and $7.72, respectively.

   The buildings are wood frame construction with a combination of brick veneer and masonite hardboard exteriors on reinforced concrete slab foundations. Roofs are sloped fiberglass shingles on plywood.

   The Property has an outdoor swimming pool with a large deck, a hot tub, a controlled access entrance and exit gate, and covered parking for approximately 232 vehicles. The Property also includes a clubhouse with a leasing office. There is also uncovered paved parking for residents.

   Apartment units have wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a television hook-up, mini-blinds, drapes on sliding glass doors and individually controlled heating and air-conditioning unit. Each kitchen is equipped with a refrigerator/freezer with ice maker, electric range and oven, dishwasher and garbage disposal. Also, as indicated in the table above, some units have a woodburning fireplace, a utility area with washer/dryer connections, bookshelves, ceiling fans or a sunroom. The owner of the Property pays for cold water, sewer service, gas usage for hot water and trash removal. Tenants pay for their electricity service, which includes cooking, lighting, heating and air-conditioning.

   There are at least 10 apartment properties which compete with the Property. All offer similar amenities and generally have rents that are higher when compared with those of the Property. Based on a recent market survey, the Advisor estimates that occupancy in nearby competing properties now averages approximately 95%.

   According to information provided by the seller, physical occupancy at the Property averaged approximately 92% in 1992, 93% in 1993, 93% in 1994, 94% in 1995 and 97% in 1996. On April 1, 1997, the Property was 99% occupied. The residents are a mix of blue-collar and white-collar workers, students and retired persons.

   The following  table sets forth the 1996 real estate tax  information  on the
Property:

                                ASSESSED
  JURISDICTION                    VALUE         RATE          TAX
-----------------             ------------- ----------- --------------
County of Dallas..........    $5,038,370     $0.46255    $ 23,304.98
City of Dallas............     5,038,370      2.13063     107,349.02
                                                       --------------
 Total ...................                               $130,654.00


   The basis of the depreciable residential real property portion of the Property (currently estimated at about $3,980,880) will be depreciated over a
27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

   The Advisor and the Company believe that the Property is and will be continue to be adequately covered by property and liability insurance.

   ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Apple Realty Group, Inc. a property acquisition fee equal to 2% of the purchase price of the Property, or $109,170. Cornerstone Realty Income Trust, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.

                          EAGLE CREST I & II APARTMENTS
                                  IRVING, TEXAS

   On January 30, 1997, the Company purchased the Eagle Crest I & II Apartments, a 484-unit apartment complex having an address of 4013 West Northgate, Irving, Texas (the "Property").

   The seller was unaffiliated with the Company, the Advisor and their Affiliates. The purchase price was $15,650,000, which the Company paid entirely in cash using proceeds from the sale of the Shares. Title to the Property was conveyed to the Company by limited warranty deed.

   LOCATION. See above under "Brookfield Apartments" for a description of the greater Dallas/Fort Worth Consolidated Metropolitan Statistical Area, which includes Irving, Texas.

   Irving is  approximately  eight  miles  west of the Dallas  central  business district and approximately 25 miles east of downtown Fort Worth. Irving is a relatively young city with a majority of its development occurring during the latter half of this century. The location of Irving between Dallas and Fort Worth, and near Dallas/Fort Worth International Airport, has enabled it to
garner  a  large  portion  of  the  area's  recent   commercial  and  industrial
development.

   Irving is the site of Las Colinas, one of the nation's largest master-planned real estate developments. The development occupies approximately 12,500 acres and includes residential developments, office space, research, distribution and light industrial facilities, four golf courses, the Las Colinas Sports Club and an equestrian center.

   Las Colinas is targeted to large employers and is the home of numerous regional and national businesses. The Irving employment sector is primarily white-collar. Significant employers in Las Colinas include Exxon, GTE, Aetna, Abbott Laboratories, Boeing, US Sprint, Computer Associates, Allstate Insurance, Zale Jewelers and the Federal Home Loan Bank Board. In addition, Columbia/HCA Health Care Corporation recently signed an agreement to buy approximately 28 acres in the development. The plans for the land include a community hospital with medical office complex and a full-service acute-care facility.

   Irving has a well-defined highway system. The city is connected to Dallas by State Highway 114 on the northeast, State Highway 183 in its central portion and Interstate 30 on the south.

   The Property is located off of Belt Line Road in Irving. The immediate neighborhood includes other multi-family communities, and residential, commercial and retail development. The Property is conveniently located near restaurants, businesses, schools, and churches, and is readily accessible from Highways 161 and 183. The Property is an approximately 5-minute drive from Dallas/Fort Worth International Airport.

   DESCRIPTION OF THE PROPERTY. The Property consists of 484 apartment units in 31 two- and three-story buildings on approximately 18 acres of land. There are 296 apartment units in Phase I, which was built in 1983, and 188 apartment units in Phase II, which was built in 1985.

   The Company believes that the Property has generally been well maintained and is generally in good condition. However, the Company has budgeted approximately $968,000 for repairs and improvements, including clubhouse renovations, structural repair of shrink/swell soil conditions, painting, and wood replacement.

   The Property offers a wide range of units types. The unit mix and rents currently being charged new tenants as of April, 1997 are as follows:


                                                      APPROXIMATE
                                                       INTERIOR
                                                        SQUARE         MONTHLY
 QUANTITY                    TYPE                       FOOTAGE        RENTAL
 --------                    ----                       -------        ------

   116        One bedroom, one bath                      698        $480-$490
   120        One bedroom, one bath                      796          525-535
     4        One bedroom, one bath, sunroom, bar        798              505
    48        One bedroom, one bath                      896          580-590
    24        Two bedrooms, one bath                     912          580-590
    63        Two bedrooms, two baths                   1023          645-675
    80        Two bedrooms, two baths                   1089          685-695
     1        Two bedrooms, two baths, sunroom          1123          715-725
     4        Two bedrooms, two baths, sunroom, bar     1189              710
    21        Two bedrooms, two baths                   1124          715-725
     3        Two bedrooms, two baths, sunroom          1224              740


   The apartments provide a combined total of approximately 429,000 square feet of net rentable area.

   Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased gradually. As an example, a one-bedroom, one-bath apartment rented for $445 in 1992, $445 in 1993, $445 in 1994, $469 in 1995, and $485 in 1996. The average effective annual rental per square foot at the Property for 1992, 1993, 1994, 1995 and 1996 was $7.17, $7.17, $7.17, $7.56 and $7.81, respectively.

   The buildings are wood frame construction with a combination of brick veneer and masonite hardboard siding on reinforced concrete slab foundations.
Roofs are sloped fiberglass shingles over plywood.

   The Property has three outdoor swimming pools, two jacuzzis, three laundry facilities, a fitness building, gas grills and ice machines. The Property also has a clubhouse with a leasing office. There is ample paved parking for residents.

   Each apartment unit has wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up and individually controlled heating and air-conditioning unit. Each kitchen has a refrigerator/freezer, electric range and oven, double stainless steel sink, a dishwasher and garbage disposal. All apartment units include washer/dryer connections for full-sized appliances. Some apartment units feature additional amenities, such as linen closets, a fireplace with mantle, ceiling fans, a pantry closet, a dry bar, an entertainment center, vaulted ceilings, a sunroom and greenhouse windows. The owner of the Property pays for cold water, gas for hot water, sewer service, and trash removal. The tenants pay for their electricity usage, which includes cooking, lighting, heating and air-conditioning.

   There are at least four apartment properties which compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy in nearby competing properties now averages approximately 97%.

   According to information provided by the seller, physical occupancy at the Property averaged approximately 95% in 1992, 94% in 1993, 95% in 1994, 95% in 1995 and 97% in 1996. On April 1, 1997, the Property was 94% occupied. The tenants are a mix of white-collar and blue-collar workers.

   The following  tables set forth the 1996 real estate tax  information  on the
Property:

PHASE I

                                   ASSESSED
      JURISDICTION                   VALUE         RATE         TAX
-----------------------          ------------- ----------- -------------
County of Dallas ......            $7,900,000    $0.46255    $ 36,541.45
City of Irving ........             7,900,000     0.50860      40,179.40
Irving School District.             7,900,000     1.66340     131,408.60
                                                            -------------
Total .................                                      $208,129.45

PHASE II


                                  ASSESSED
      JURISDICTION                  VALUE         RATE          TAX
-----------------------         ------------- ----------- --------------
County of Dallas ......          $5,119,340    $0.46255    $ 23,679.51
City of Irving ........           5,119,340     0.50860      26,036.96
Irving School District.           5,119,340     1.66340      85,155.10
                                                          --------------
Total .................                                    $134,871.57
Grand Total ...........                                    $343,001.02


   The basis of the depreciable residential real property portion of the Property (currently estimated at about $10,487,730) will be depreciated over a
27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

   The Advisor and the Company believe that the Property is and will be continue to be adequately covered by property and liability insurance.

   ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Apple Realty Group, Inc. a property acquisition fee equal to 2% of the purchase price of the Property, or $313,000. Cornerstone Realty Income Trust, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.

                                TAHOE APARTMENTS
                                ARLINGTON, TEXAS

   On January 31, 1997, the Company purchased the Tahoe Apartments, a 240-unit apartment complex having an address of 2308 Fair Oaks Drive, Arlington, Texas (the "Property").

   The seller was unaffiliated with the Company, the Advisor and their Affiliates. The purchase price was $5,625,000, which was paid entirely in cash using proceeds from the sale of Shares. Title to the Property was conveyed to the Company by limited warranty deed.


   LOCATION. See above under "Brookfield Apartments" for a description of the greater Dallas/Fort Worth Consolidated Metropolitan Statistical Area, which includes Arlington, Texas.


   The Property is located in the city of Arlington, which is located between Dallas and Fort Worth. Arlington is approximately 13 miles east of the Fort Worth Central Business district and approximately 20 miles west of the Dallas Central Business District.

   Owing in large part to its location between Dallas and Fort Worth, Arlington has become a focus of business development in the area. Major employers include General Motors, National Semiconductor, Johnson & Johnson, Doskocil Manufacturing Company and Arlington Memorial Hospital. The area is also the site of several large warehousing and distribution companies whose primary market is the Metroplex.

   The University of Texas at Arlington has an enrollment of approximately 23,000 students. Arlington also serves as a major medical center for its own population and for residents of outlying communities as well. Arlington Memorial Hospital has a staff of approximately 1,680 and HCA South Arlington Medical Center has approximately 640 employees, making both of them among the largest employers in the city.

   The immediate area surrounding the Property consists of other multifamily housing, residential, commercial and retail development. The Property is conveniently located near restaurants, businesses, schools and churches, and is readily accessible from Interstate 20 and Interstate 30.

   DESCRIPTION OF THE PROPERTY. The Property consists of 240 garden-style apartment units in 18 two- and three-story buildings on approximately 9.8 acres of land. The Property was built in 1979.

   The Company believes that the Property has generally been well maintained and is generally in good condition. However, the Company has budgeted approximately $316,000 for repairs and improvements including exterior painting and exterior siding replacement.

   The Property offers five different unit types. The unit mix and rents currently being charged new tenants as of April, 1997 are as follows:

                                             APPROXIMATE
                                               INTERIOR
                                                SQUARE     MONTHLY
 QUANTITY             TYPE                     FOOTAGE      RENTAL
 --------             ----                     -------      ------

    64        One bedroom,  one bath              480        $370
    64        One bedroom,  one bath              575         394
    48        One bedroom,  one bath              634         420
    32        Two bedrooms, two baths             941         599
    32        Two bedrooms, two baths           1,027         639


   The apartments provide a combined total of approximately 161,000 square feet of net rentable area.

   Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example, a one bedroom, one bath apartment rented for $320 in 1992, $345 in 1993, $365 in 1994, $394 in 1995, and $404 in 1996. The average effective annual rental per square foot at the Property for 1992, 1993, 1994, 1995 and 1996 was $6.41, $6.91, $7.31, $7.89, and $8.09, respectively.

   The buildings are wood frame construction with a combination of brick veneer and masonite hardboard exteriors on reinforced concrete slab foundations. Roofs are sloped fiberglass shingles over plywood.

   The Property has an outdoor swimming pool, a hot tub, two laundry facilities, a fitness center, a sand volleyball court and covered parking for approximately 32 vehicles. The Property also has a clubhouse with a leasing office. There is also uncovered paved parking for residents.

   Each apartment unit has wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up, miniblinds, vertical blinds and an individually controlled heating and air-conditioning unit. Each kitchen is equipped with a refrigerator/freezer with icemaker, electric range and oven, dishwasher, microwave and garbage disposal. Some units have a woodburning fireplace and washer/dryer connections. The owner of the Property pays for cold water, sewer service, natural gas for hot water and trash removal. Tenants pay for their electricity service, which includes cooking, lighting, heating and air-conditioning.

   There are at least four apartment properties which compete with the Property. All offer similar amenities and generally have rents that are higher when compared with those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy in nearby competing properties now averages approximately 94%.

   According to information provided by the seller, physical occupancy at the Property averaged approximately 94% in 1992, 93% in 1993, 95% in 1994, 89% in 1995 and 94% in 1996. On April 1, 1997, the Property was 96% occupied. The tenants are a mix of white-collar and blue-collar workers.

   The following  table sets forth the 1996 real estate tax  information  on the
Property:

                              ASSESSED
   JURISDICTION                VALUE         RATE          TAX
---------------------      -------------  ----------- --------------

County of Tarrant....         $4,500,000    $1.90619    $ 85,778.37
City of Arlington....          4,500,000     0.64000      28,800.00
                                                       --------------
 Total ..............                                   $114,578.37


   The basis of the depreciable residential real property portion of the Property (currently estimated at about $4,075,000) will be depreciated over a
27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

   The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

   ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Apple Realty Group, Inc. a property acquisition fee equal to 2% of the purchase price of the Property, or $112,500. Cornerstone Realty Income Trust, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.

                            MILL CROSSING APARTMENTS
                                ARLINGTON, TEXAS

   On February 21, 1997, the Company purchased the Mill Crossing Apartments, a 184-unit apartment complex having an address of 2713 North Collins, Arlington, Texas (the "Property").

   The seller was unaffiliated with the Company, the Advisor and their Affiliates. The purchase price was $4,544,121, which was paid entirely in cash using proceeds from the sale of Shares. Title to the Property was conveyed to the Company by limited warranty deed.

   LOCATION. The Property is located in the city of Arlington, Texas, which is part of "The Metroplex." For information on The Metroplex, see "Brookfield Apartments" herein. For information on Arlington, see "Tahoe Apartments" herein.

   The immediate area surrounding the Property consists of other multifamily housing, residential, commercial and retail development. The Property is conveniently located near restaurants, businesses, schools and churches, and is readily accessible from Interstate 20 and Interstate 30.

   DESCRIPTION OF THE PROPERTY. The Property consists of 184 garden-style apartment units in 14 two-story buildings on approximately eight acres of land. The Property was built in 1979.

   The Company believes that the Property has generally been well maintained and is generally in good condition. However, the Company has budgeted approximately $184,000 for repairs and improvements, including painting, clubhouse renovations and parking lot repair.

   The Property offers several different unit types. The unit mix and rents currently being charged new tenants as of April, 1997 are as follows:


                                                APPROXIMATE
                                                  INTERIOR
                                                  SQUARE      MONTHLY
 QUANTITY                  TYPE                   FOOTAGE      RENTAL
 --------                  ----                   -------      ------

   24       Efficiency                               452        $369
   24       One bedroom/one bath downstairs          553         394
   24       One bedroom/one bath upstairs            553         404
   24       One bedroom/one bath downstairs          652         410
   24       One bedroom/one bath upstairs            652         425
   24       Two bedrooms/two baths downstairs        860         555
   24       Two bedrooms/two baths upstairs          860         565
    8       Two bedrooms/two baths downstairs      1,075         625
    8       Two bedrooms/two baths upstairs        1,075         645



   The apartments provide a combined total of approximately 127,000 square feet of net rentable area.

   Leases at the Property are generally for terms of one year or less. Average rental rates of the past five years have generally increased. As an example, a one bedroom, one bath apartment rented for $351 in 1992, $360 in 1993, $380 in 1994, $385 in 1995, and $395 in 1996. The average effective annual rental per square foot at the Property for 1992, 1993, 1994, 1995 and 1996 was $6.77, $6.95, $7.33, $7.43 and $7.62, respectively.

   The buildings are wood frame construction with a combination of brick veneer and masonite hardboard exteriors on reinforced concrete slab foundations. Roofs are sloped fiberglass shingles over plywood.

   The Property has an outdoor swimming pool, clubhouse with leasing office, and two laundry facilities. There is ample paved parking for the tenants.

   Each apartment unit has wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up, miniblinds and an individually controlled heating and air conditioning unit. Each kitchen is equipped with a refrigerator/freezer, electric range and oven, dishwasher, microwave and garbage disposal. Certain units also feature a woodburning fireplace, bookshelves or vaulted ceilings, and all two-bedroom units have washer/dryer connections for full-sized appliances. The owner of the Property pays for cold water, natural gas for hot water, sewer service and trash removal. Tenants pay for their electricity usage, which includes cooking, lighting, heating and air conditioning.

   There are at least six apartment properties that compete with the Property. All offer similar amenities and generally have rents that are higher when compared with those at the Property. Based on a recent telephone survey, the Advisor estimates that occupancy in nearby competing properties now averages approximately 96%.

   According to information provided by the seller, physical occupancy at the Property averaged approximately 92% in 1992, 93% in 1993, 94% in 1994, 93% in 1995 and 94% in 1996. On April 1, 1997, the Property was 88% occupied. The tenants are a mix of white-collar and blue-collar workers.

   The following  table sets forth the 1996 real estate tax  information  on the
Property:


                                      ASSESSED
             JURISDICTION               VALUE           TAX RATE         TAX
          ------------------        -------------      -----------    ----------

   County of Tarrant.............     $3,600,000         $1.90619       $68,623
   City of Arlington.............      3,600,000          0.64000        23,040
                                                                      ----------
       Total ....................                                       $91,663


   The basis of the depreciable residential real property portion of the Property (currently estimated at about $2,990,160) will be depreciated over a
27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

   The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

   ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Apple Realty Group, Inc. a property acquisition fee equal to 2% of the purchase price of the Property, or $90,882. Cornerstone Realty Income Trust, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.

                               POLO RUN APARTMENTS
                                ARLINGTON, TEXAS

   On March 31, 1997, the Company purchased the Polo Run Apartments, a 224-unit apartment complex having an address of 901 Greenway Glen Drive, Arlington, Texas (the "Property").

   The seller was unaffiliated with the Company, the Advisor and their Affiliates. The purchase price was $6,858,974, which was paid entirely using the Unsecured Line of Credit. The Company plans to repay this borrowed amount using proceeds from the future sale of Shares. Title to the Property was conveyed to the Company by limited warranty deed.

   LOCATION. The Property is located off of Road to Six Flags in Arlington, Texas, which is part of "The Metroplex." For information on The Metroplex, see "Brookfield Apartments" herein. For information on Arlington, see "Tahoe Apartments" herein.

   The immediate area surrounding the Property consists of other multi-family housing and residential, commercial and retail development. The Property is located near restaurants, businesses, schools and churches, and is readily accessible from Interstates 20 and 30. The Property is an approximately 20- to 25-minute drive from both downtown Dallas and downtown Fort Worth, as well as the Dallas/Fort Worth International Airport.

   DESCRIPTION OF THE PROPERTY. The Property consists of 224 garden-style apartment units located in 23 two-story buildings on approximately 9.2 acres of land. The Property was completed in 1984.

   The Company believes that the Property has generally been well maintained and is generally in very good condition. However, the Company has budgeted approximately $224,000 for repairs and improvements, including painting, siding repairs, pool renovations and clubhouse renovations.

   The Property offers four units types. The unit mix and rents currently being charged new tenants as of March, 1997 are as follows:

                                                                    APPROXIMATE
                                                                      INTERIOR
                                                                       SQUARE     MONTHLY
 QUANTITY                           TYPE                              FOOTAGE      RENTAL
----------                         ------                           ------------- ---------
   56           One bedroom, one bathroom w/fireplace                    656        $450
   16           One bedroom, one bathroom w/fireplace and dining
                 room                                                    720         495
   88           Two bedrooms, two bathrooms w/fireplace and dining
                 room                                                    913         575
   64           Two bedrooms, two bathrooms w/fireplace, dining
                room and vanity                                          981         590


   The apartments provide a combined total of approximately 191,000 square feet of net rentable area.

   Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example, a two-bedroom, two-bath apartment rented for $485 in 1992, $495 in 1993, $510 in 1994, $530 in 1995, and $560 in 1996. The average effective annual rental per square foot at the Property for 1992, 1993, 1994, 1995 and 1996 was $6.42, $6.55, $6.75, $7.01 and $7.41, respectively.

   The buildings are wood frame construction with combination brick veneer and masonite hardboard exteriors on reinforced concrete slab foundations. Roofs are sloped fiberglass shingled on plywood.

   The Property has two outdoor swimming pools and a clubhouse with weight room, party room (with full bar and kitchen), billiards, steam rooms and a leasing office. There is ample paved parking for tenants.

   Apartment units have wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up, miniblinds and an individually controlled heating and air conditioning unit. Each kitchen is equipped with a refrigerator/freezer, electric range and oven, microwave oven, dishwasher and garbage disposal. Each unit also includes a wood-burning fireplace and a washer and dryer. The owner of the Property pays for cold water, sewer service, gas usage for hot water and trash removal. Tenants pay for their electricity service, which includes cooking, lighting, heating and air conditioning.

   There are at least six apartment properties which compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy in nearby competing properties now averages approximately 93%.

   According to information provided by the seller, physical occupancy at the Property averaged approximately 94% in 1992, 95% in 1993, 93% in 1994, 94% in 1995 and 96% in 1996. On March 31, 1997, the Property was 92% occupied. The residents are a mix of white-collar and blue-collar workers, students and retired persons.

   The following  table sets forth the 1996 real estate tax  information  on the
Property:


   JURISDICTION               ASSESSED VALUE       RATE          TAX
   ------------              ---------------      ------        -----

County of Tarrant..........    $5,175,000        $1.90619    $ 98,645.13
City of Arlington .........     5,175,000         0.64000      33,120.00
                                                             -------------
 Total ....................                                  $131,765.13


   The basis of the depreciable residential real property portion of the Property (currently estimated at about $4,477,495) will be depreciated over a
27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

   The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

   ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company will pay Cornerstone Realty Income Trust, Inc. a property acquisition fee equal to 2% of the purchase price of the Property, or $137,179. Cornerstone Realty Income Trust, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.

                             WILDWOOD APARTMENTS
                                EULESS, TEXAS

   On March 31, 1997, the Company purchased the Wildwood Apartments, a 120-unit apartment complex having an address of 200 West Bear Creek, Euless, Texas (the "Property").

   The seller was unaffiliated with the Company, the Advisor and their Affiliates. The purchase price was $3,963,519, which was paid entirely using the Unsecured Line of Credit. The Company plans to repay such borrowing on the Unsecured Line of Credit using proceeds from the future sale of Shares. Title to the Property was conveyed to the Company by limited warranty deed.

   LOCATION. The Property is located in Euless, within Tarrant County, which is a part of "The Metroplex." For information on The Metroplex see "Brookfield Apartments" herein.

   The Property is located in the northern portion of Euless. Euless is located between Dallas and Fort Worth, approximately 17 miles east of the Fort Worth central business district and approximately 20 miles west of the Dallas central business district.

   The immediate area surrounding the Property consists of other multi-family housing and residential, commercial and retail development. The Property is located near restaurants, businesses, schools and churches.

   DESCRIPTION OF THE PROPERTY. The Property consists of 120 garden-style apartments located in 10 two-story buildings on approximately 10 acres of land. The Property was built in 1984.

   The Company believes that the Property has generally been well maintained and is generally in very good condition. However, the Company has budgeted approximately $120,000 for certain repairs and improvements, including painting, siding repair, pool renovations and clubhouse renovations.

   The Property offers eight different unit types. The unit mix and rents currently being charged new tenants as of March, 1997 are as follows:



                                                          APPROXIMATE
                                                           INTERIOR
 QUANTITY                     TYPE                          SQUARE      MONTHLY
 --------                     ----                          FOOTAGE      RENTAL
                                                            -------      ------
    17          One bedroom, one bathroom
     7          One bedroom, one bathroom (upgraded)          525         $469
    13          One bedroom, one bathroom                     525          499
    11          One bedroom, one bathroom (upgraded)          650          519
    16          One bedroom, one bathroom                     650          539
    16          One bedroom, one bathroom (upgraded)          750          549
    16          Two bedrooms, two bathrooms                   750          579
    24          Two bedrooms, two bathrooms                   900          725
                                                            1,000          750

   The apartments provide a combined total of approximately 90,000 square feet of net rentable area.

   Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example a one-bedroom, one-bath apartment rented for $340 in 1992, $340 in 1993, $355 in 1994, $395 in 1995, and $420 in 1996. The average effective annual rental per square foot at the Property for 1992, 1993, 1994, 1995 and 1996 was $6.96, $6.96, $7.27, $8.09 and $8.60, respectively.

   The buildings are wood frame construction with a combination of brick veneer and wood siding on concrete slab foundations. Roofs are pitched and covered with composition shingles.

   The Property has an outdoor swimming pool with a waterfall, a jacuzzi, covered picnic areas, a playground, a sand volleyball court, basketball courts, a laundry room and a health club. The Property also has a clubhouse. There is ample paved parking for tenants, and there are 124 covered parking spaces.

   Apartments units have wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment has a cable television hook-up, miniblinds and an individually controlled heating and air conditioning unit. Units also include ceiling fans, intrusion alarms, private balconies and door-to-door trash and recycling service. Each kitchen is equipped with a refrigerator-freezer, electric range and oven, dishwasher, microwave oven and garbage disposal. All but 24 of the units have a fireplace and all of the two-bedroom units include full-sized washer/dryer connections. The Property also has valet laundry service with free delivery for tenants without washers and dryers. The owner of the Property pays for gas usage for hot water and trash removal. Tenants pay for their electricity service, which includes cooking, lighting, heating and air conditioning. Historically, the owner of the Property was responsible for water and sewer charges. However, in February, 1997, the Property was converted to individually-metered water and sewer service. As leases are renewed or replaced, the tenants will become responsible for these charges.

   There are at least six apartment properties which compete with the Property. All offer similar amenities and generally have rents that are comparable when compared with those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy in nearby competing properties now averages approximately 94%.

   According to information provided by the seller, physical occupancy at the Property averaged approximately 93% in 1992, 94% in 1993, 94% in 1994, 95% in 1995 and 96% in 1996. On March 24, 1997, the Property was 98% occupied. The residents are a mix of white-collar and blue-collar workers, students and retired persons.

   The following  table sets forth the 1996 real estate tax  information  on the
Property:


       JURISDICTION               ASSESSED VALUE      RATE         TAX
       ------------               --------------      ----         ---


County of Tarrant .............      3,150,000      $1.10161    $34,700.59
Grapevine School District .....      3,150,000       1.53779     48,440.39
 Total ........................                                 $83,140.97



   The basis of the depreciable residential real property portion of the Property (currently estimated at about $2,496,144) will be depreciated over 27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

   The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

   ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company will pay Cornerstone Realty Income Trust, Inc. a property acquisition fee equal to 2% of the purchase price of the

Property, or $79,270. Cornerstone Realty Income Trust, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.

                               TOSCANA APARTMENTS
                                  DALLAS, TEXAS

   On March 31, 1997, the Company purchased the Toscana Apartments, a 192-unit apartment complex having an address of 17910 Kelly Boulevard, Dallas, Texas (the "Property").

   The seller was unaffiliated with the Company, the Advisor and their Affiliates. The purchase price was $5,854,531. The Company paid all but $125,000 in cash using proceeds from the sale of Shares, and the balance was paid using the Unsecured Line of Credit. Title to the Property was conveyed to the Company by limited warranty deed.

   LOCATION. The Property is located near the intersection of Kelly and Frankford in the north section of Dallas, Texas, which is part of "The Metroplex." For information on The Metroplex, see "Brookfield Apartments," herein.

   The area surrounding the Property consists principally of other multi-family housing and residential, commercial and retail development. The Property is approximately a 20-minute drive from downtown Dallas and an approximately 20-minute drive from the Dallas/Fort Worth International Airport.

   DESCRIPTION OF THE PROPERTY. The Property consists of 192 garden-style apartment units in six two-story buildings on approximately four acres of land. The Property was completed in 1986.

   The Company believes that the Property has generally been well maintained and is generally in good condition. However, the Company has budgeted approximately $192,000 for repairs and improvements, including painting, clubhouse renovations, and parking area repair.

   The Property offers six different units types. The unit mix and rents currently being charged new tenants as of March, 1997 are as follows:


                                                         APPROXIMATE
                                                          INTERIOR
                                                           SQUARE      MONTHLY
 QUANTITY                    TYPE                          FOOTAGE      RENTAL
 --------                    ----                          -------      ------

    64            Efficiency                                  500        $434
    52            One bedroom, one bathroom                   600         495
    12            One bedroom, one bathroom                   650         505
     8            One bedroom, one bathroom                   650         505
    42            One bedroom, one bathroom                   700         540
    14            One bedroom, one bathroom (upgraded)        700         565


   The apartments provide a combined total of approximately 115,000 square feet of net rentable area.

   Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example, a 650 square-foot apartment rented for $395 in 1992, $395 in 1993, $425 in 1994, $470 in 1995, and $490 in 1996. The average effective annual rental per square foot at the Property for 1992, 1993, 1994, 1995 and 1996 was $7.68, $7.68,
$8.26, $9.13 and $9.52, respectively.

   The buildings are wood frame construction with a combination of brick veneer, stucco and painted wood siding on concrete slab foundations. Roofs are sloped fiberglass shingles on plywood.

   The Property has an outdoor swimming pool with a fountain, a jacuzzi and cabana, a volleyball area, an exercise/weights room, a sauna, three tanning beds, an aerobics room with aerobics classes offered, a billiard room, limited access gates and covered parking. The Property also includes a clubhouse. There is ample paved parking for tenants.

   Each apartment unit has wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up, miniblinds and an individually controlled heating and air conditioning unit. Each kitchen is equipped with a refrigerator/freezer with icemaker, electric range and oven, microwave, dishwasher and garbage disposal. Each unit also includes a wood burning fireplace, a stacked washer/dryer unit, ceiling fans, alarm system and vaulted ceilings. The owner of the Property pays for cold water, sewer service, gas usage for hot water and trash removal. Tenants pay for their electricity usage, which includes cooking, lighting, heating and air conditioning.

   There are at least four apartment properties which compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy in nearby competing properties now averages approximately 95%.

   According to information provided by the seller, physical occupancy at the Property averaged approximately 95% in 1992, 95% in 1993, 94% in 1994, 96% in 1995 and 96% in 1996. On March 26, 1997, the Property was 98% occupied. The residents are primarily white-collar workers.

   The following  table sets forth the 1996 real estate tax  information  on the
Property:

            JURISDICTION                ASSESSED VALUE     RATE         TAX
            ------------                --------------     ----         ---
County of Denton ..................      $4,519,210      $0.26690    $ 12,061.77
City of Dallas ....................       5,030,870       0.67010      33,711.86
Carrollton-Farmers School District        5,030,870       1.46190      73,546.29
 Total ............................                                   119,319.92


   The basis of the depreciable residential real property portion of the Property (currently estimated at about $4,338,270) will be depreciated over a
27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

   The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

   ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company will pay Cornerstone Realty Income Trust, Inc. a property acquisition fee equal to 2% of the purchase price of the Property, or $117,091. Cornerstone Realty Income Trust, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.


                      THE ARBORS ON FOREST RIDGE APARTMENTS
                                 BEDFORD, TEXAS

   On April 25, 1997, the Company purchased The Arbors on Forest Ridge Apartments, a 210-unit apartment complex having an address of 2200 Forest Ridge Drive, Bedford, Texas (the "Property").

   The seller was unaffiliated with the Company, the Advisor and their Affiliates. The purchase price was $7,748,907. The Company borrowed the entire purchase price under the Unsecured Line of Credit. The Company plans to repay this borrowed amount using proceeds from the future sale of Shares. Title to the Property was conveyed to the Company by limited warranty deed.

   LOCATION. The Property is located in Bedford within Tarrant County, which is part of "The Metroplex." For information on The Metroplex see "Brookfield Apartments" herein.

   Bedford is located  between  Dallas and Fort Worth,  being  approximately  15 miles east of the Fort Worth  central  business  district and  approximately  20 miles west of the Dallas central business district. The immediate area surrounding the Property consists of other multi-family and single-family housing and commercial and retail development. The Property is located near restaurants, businesses, schools and churches, and is readily accessible from Interstates 121 and 183. The Property is an approximately 10-minute drive from the Dallas/Fort Worth International Airport.

   DESCRIPTION OF THE PROPERTY. The Property consists of 210 garden-style apartment units located in 19 two-story buildings on approximately 8.9 acres of land. The Property was completed in 1986.

   The Company believes that the Property has generally been well maintained and is generally in good condition. However the Company had budgeted $210,000 for repairs and improvements, including painting, siding repairs, pool renovations and clubhouse renovations.

   The Property offers a variety of unit types. The unit mix and rents currently being charged new tenants as of April, 1997 are as follows:

                                                                            APPROXIMATE
                                                                              INTERIOR
                                                                               SQUARE
 QUANTITY                            TYPE                                     FOOTAGE     MONTHLY RENTAL
 --------                            ----                                     -------     --------------

     8           Contemporary One Bedroom/One Bath Basic                         581           $456
    10           Contemporary One Bedroom/One Bath w/Fireplace                   581            466
     2           Contemporary One Bedroom/One Bath large                         604            461
     8           Contemporary One Bedroom/One Bath large w/Fireplace             615            471
     9           Luxury One Bedroom/One Bath Down                                684            536
     9           Luxury One Bedroom/One Bath Up                                  684            541
    14           Luxury One Bedroom/One Bath Down w/Fireplace                    684            541
    14           Luxury One Bedroom/One Bath Up w/Fireplace                      684            546
     8           Luxury One Bedroom/One Bath w/View                              684            552
    12           Luxury One Bedroom/One Bath w/View w/Fireplace                  684            557
     8           Conventional One Bedroom/One Bath Lofted Study                  716            536
    11           Conventional One Bedroom/One Bath Lofted Study                  716            541
                  w/Fireplace
     9           Conventional One Bedroom/One Bath Lofted Study Large            750            550
    12            w/Fireplace
    12           Executive One Bedroom/One Bath Down                             775            572
    12           Executive One Bedroom/One Bath Up                               775            582
    12           Executive One Bedroom/One Bath Down w/Fireplace                 775            582
    10           Executive One Bedroom/One Bath Up w/Fireplace                   775            593
    10           Executive One Bedroom/One Bath Study Down                       871            640
     4           Executive One Bedroom/One Bath Study Up                         893            651
     4           Executive One Bedroom/One Bath Study Down w/Fireplace           871            651
                 Executive One Bedroom/One Bath Study Up                         893            661
     6            w/Fireplace
                 Executive One Bedroom/One Bath Study                            871            661
                  Down w/View
     6           Executive One Bedroom/One Bath Study Up w/View                  893            666


   The apartments provide a combined total of approximately 169,000 square feet of net rentable area.

   Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example, a one-bedroom, one-bath apartment ("executive-down") rented for $455 in 1992, $460 in 1993, $500 in 1994, $545 in 1995 and $560 in 1996. The average effective annual rental per square foot at the Property for 1992, 1993, 1994, 1995 and 1996 was $6.58, $6.65, $7.52, $7.88 and $8.10, respectively.

   The buildings are wood frame construction with a combination of brick veneer and wood siding on concrete slab foundations. Roofs are pitched composition shingles.

   The Property includes a swimming pool and deck, hot tub/whirlpool, weight room, sand volleyball court, basketball court, gas grills, picnic area, laundry room, curb-side trash pick-up and access gates. The Property also has a clubhouse. There is ample paved parking for tenants, each of whom is assigned one covered parking space and one uncovered parking space.

   Each apartment unit has wall-to-wall carpeting in the living area and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up and an individually controlled heating and air conditioning unit. Each apartment has ceiling fans and a privatebalcony or patio, and maid service is available for an extra charge. Each kitchen has a refrigerator/freezer with ice maker, electric range and oven, dishwasher, microwave and garbage disposal. All the apartment units except the junior one bedroom units have a fireplace. Some units also feature decorator bookcases, pass through bar, vaulted ceilings and washer/dryer connections. Currently, the owner of the Property pays for cold water, sewer service and trash removal. The tenants pay for their electricity service, which includes cooking, lighting, heating, hot water and air conditioning. The apartment units have recently been separately metered for water and sewer charges, and it is expected that tenants will bear these charges as leases are renewed or new leases are entered into.

   There are at least five apartment properties which compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy in nearby competing properties now averages approximately 91%.

   According to information provided by the seller, physical occupancy at the Property averaged approximately 93% in 1992, 94% in 1993, 96% in 1994, 95% in 1995 and 96% in 1996. On April 23, 1997, the Property was 96% occupied. The residents are a mix of white-collar and blue-collar workers and retired persons.

   The following  table sets forth the 1996 real estate tax  information  on the
Property:


  JURISDICTION                     ASSESSED VALUE      RATE         TAX
  ------------                     --------------      ----         ---

County of Tarrant..........         $5,600,000       $2.54706   $142,635.58


   The basis of the depreciable residential real property portion of the Property (currently estimated at about $5,114,687) will be depreciated over a
27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

   The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.


   ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company will pay Cornerstone Realty Income Trust, Inc. a property acquisition fee equal to 2% of the purchase price of the Property, or $154,978. Cornerstone Realty Income Trust, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   As of March 1, 1997, no person was the beneficial owner of more than five percent of any class of the registrant's voting securities. As described above under "Developments Involving Cornerstone Realty Income Trust Authorization for Additional Share Issuance," on April 25, 1997, Cornerstone owned approximately 7.4% of the Company's outstanding Shares. Cornerstone's address is 306 East Main Street, Richmond, Virginia 23219.

   The following table shows the beneficial ownership of the Company's Shares by the Company's directors and executive officers as of March 1, 1997.


                                             AMOUNT AND NATURE OF
  NAME OF BENEFICIAL OWNER                   BENEFICIAL OWNERSHIP      PERCENT OF CLASS
----------------------------                --------------------       -----------------
Glade M. Knight........................            5,555.56                    *
Ted W. Smith...........................                   0                    0
Penelope W. Kyle.......................                   0                    0
Bruce H. Matson........................                   0                    0
Lisa B. Kern...........................                   0                    0
All Directors and
 Executive Officers as a Group.........            5,555.56                    *

----------
   * Less than 1% of outstanding Shares

   In addition, at March 1, 1997, Glade M. Knight owned 200,000 Class B Convertible Shares of the Company, constituting all of the Company's issued and outstanding Class B Convertible Shares. Information on the Class B Convertible Shares of the Company is set forth under the caption "Principal and Management Stockholders" in the Prospectus. Subsequent to March 1, 1997, Mr. Knight transferred 15,000 Class B Convertible Shares to Debra A. Jones and 15,000 Class B Convertible Shares to Stanley J. Olander, Jr. Ms. Jones and Mr. Olander are officers of Cornerstone.

                                     EXPERTS

   The balance sheets of Apple Residential Income Trust, Inc. at December 31, 1996 and August 7, 1996 (date of inception), appearing in the Prospectus, Supplement No. 2 and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere therein and herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


   Certain statements of income and direct operating expenses of properties, included herein, have been included herein in reliance on the reports of L.P. Martin & Company, P.C., independent certified public accountants, also included herein, and upon the authority of said firm as experts in accounting and auditing.

                     UPDATE ON EXPERIENCE OF PRIOR PROGRAMS

   The following tables set forth updated information (through December 31, 1996) on Cornerstone Realty Income Trust, Inc., a real estate investment trust which was organized by Affiliates of the Advisor of Apple Residential Income Trust, Inc. Please refer to "Experience of Prior Programs" on pages 66 through 70 of the Prospectus for additional information, including the definition of terms used herein.


               TABLE I: EXPERIENCE IN RAISING AND INVESTING FUNDS

   Table I presents a summary of the funds raised and the use of those funds by Cornerstone, whose investment objectives are similar to those of the Company and whose offering closed within three years ending December 31, 1996.


      Dollar Amount Offered ...........................  300,000,000
      Dollar Amount Raised ............................  300,000,000
      Less Offering Expenses:
       Selling Commissions and Discounts ..............         7.50%
       Organizational Expenses ........................         5.50%
       Other ..........................................         0.00%
      Reserves ........................................         3.00%
      Percent Available for Investment ................        84.00%
      Acquisition Costs:
       Prepaid items and fees to purchase property ....        82.00%
       Cash downpayment ...............................         0.00%
       Acquisition fees ...............................         2.00%
       Other...........................................         0.00%
      Total Acquisition Costs..........................        84.00%
      Percent Leverage (excluding unsecured debt)  ....         0.00%
      Date offering began .............................     May 1993
      Length of offering (in months) ..................           42
      Months to invest amount available for investment            42

              TABLE II: COMPENSATION TO SPONSOR AND ITS AFFILIATES

   Table II summarizes the compensation paid to the Prior Program Sponsor and its Affiliates (i) by programs organized by it and closed within three years ended December 31, 1996, and (ii) by all other programs during the three years ended December 31, 1996.

                                                                            OTHER
                                                          CORNERSTONE      PROGRAM
                                                        --------------- -------------
Date offering commenced ..............................      May 1993       Various
Dollar amount raised .................................  $300,000,000    $35,483,175
Amounts paid to Prior Program Sponsor form proceeds
 of offering:
 Acquisition fees
  Real Estate commission .............................  $  4,241,237    $         0
  Advisory fees ......................................  $          0    $         0
  Other ..............................................  $          0    $         0
Cash generated from operations before deducting
 payments to Prior Program Sponsor ...................  $ 26,865,401    $ 7,521,808
Aggregate compensation to Prior Program Sponsor
 Management fees .....................................  $  3,063,590    $   786,540
Accounting fees ......................................  $          0    $   161,496
Reimbursements .......................................  $  2,717,655    $         0
Leasing fees .........................................  $          0    $         0
Other fees ...........................................  $    659,930    $         0
There have been no fees from property sales or
 refinancings


                 TABLE III: OPERATING RESULTS OF PRIOR PROGRAMS

   Table III presents a summary of the annual operating results for Cornerstone, the only offering closed in the five years ending December 31, 1996. Table III is shown on both an income tax basis as well as in accordance with generally accepted accounting principles, the only significant difference being the methods of calculating depreciation.

                                                     1996           1995           1994           1993
                                               --------------- -------------- -------------- -------------
Capital contributions by year ...............  $176,885,206    $71,771,027    $23,496,784    $27,846,983
Gross revenue ...............................  $ 40,352,955    $16,300,821    $ 8,177,576    $ 1,784,868
Operating expenses ..........................  $ 18,792,291    $ 8,260,723    $ 4,690,941    $ 1,079,517
Interest income (expense) ...................  $ (1,136,438)   $   (21,565)   $   110,486    $    46,633
Depreciation ................................  $  8,068,063    $ 2,788,818    $ 1,210,818    $   255,338
Net income (loss) GAAP basis ................  $ (4,169,849)   $ 5,229,715    $ 2,386,303    $   496,646
Taxable income ..............................  $          0    $         0    $         0    $         0
Cash generated from operations ..............  $ 20,162,776    $ 9,618,956    $ 3,718,086    $ 1,670,406

Less cash distributed to investors ..........  $ 15,934,901    $ 6,316,185    $ 2,977,136    $   359,427
Cash generated after cash distribution  .....  $  4,227,875    $ 3,302,771    $   740,950    $ 1,310,979
Special items
 Capital contributions, net .................  $144,798,036    $71,771,027    $23,496,784    $27,846,983
 Fixed asset additions ......................  $194,519,406    $75,589,089    $28,557,568    $25,549,790
 Line of credit .............................  $ 41,603,000    $ 3,300,000    $ 5,000,000
Cash generated ..............................  $ (3,890,496)   $ 2,784,709    $   680,168    $ 3,608,172
End of period cash ..........................  $  3,182,651    $ 7,073,047    $ 4,288,338    $ 3,608,172
Tax and distribution data per $1000 invested
Federal income tax results
 Cornerstone Realty Income Trust is a REIT
  and thus is not taxed at the corporate
  level
Cash distributions to investors
 Source (on GAAP basis)
  Investment income .........................  $         64    $        72    $        64    $        37
  Return of capital .........................  $        140    $       150    $       160    $         0
 Source (on Cash basis)
  Sales .....................................  $          0    $         0    $         0    $         0
  Refinancings ..............................  $          0    $         0    $         0    $         0
  Operations ................................  $         68    $        87    $        80    $        37
  Other .....................................  $          0    $         0    $         0    $         0


                  INDEX TO FINANCIAL STATEMENTS OF THE COMPANY

                                                                                      PAGE
                                                                                   ---------
COMPANY FINANCIAL STATEMENTS
 Report of Independent Auditors..................................................     F-2
 Balance Sheets at December 31, 1996 and August 7, 1996 (Date of Inception)......     F-3
 Notes to the Balance Sheets. ...................................................     F-4

PROPERTY FINANCIAL STATEMENTS
 Brookfield Apartments:
  Independent Auditors' Report...................................................     F-7
  Historical Statement of Income and Direct Operating Expenses...................     F-8
 Eagle Crest I & II Apartments:
  Independent Auditors' Report...................................................     F-9
  Historical Statement of Income and Direct Operating Expenses...................     F-10
 Tahoe Apartments:
  Independent Auditors' Report...................................................     F-11
  Historical Statement of Income and Direct Operating Expenses...................     F-12
 Pro Forma Financial Statements
  Pro Forma Balance Sheet as of December 31, 1996 (Unaudited) ...................     F-13
  Pro Forma Statement of Operations for the Twelve Months ended December 31, 1996
   (Unaudited)...................................................................     F-14


                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Apple Residential Income Trust, Inc.

We have audited the accompanying balance sheets of Apple Residential Income Trust, Inc., as of December 31, 1996 and August 7, 1996 (date of inception). The balance sheets are the responsibility of the Company's management. Our responsibility is to express an opinion on these balance sheets based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Apple Residential Income Trust Inc., at December 31, 1996 and August 7, 1996 (date of inception), in conformity with generally accepted accounting principles.

                                                  Ernst & Young LLP

Richmond, Virginia
March 26, 1997

                      APPLE RESIDENTIAL INCOME TRUST, INC.
                                 BALANCE SHEETS

                                                                      (DATE OF
                                                  DECEMBER 31,       INCEPTION)
                                                      1996         AUGUST 7, 1996
                                               ----------------- -----------------
ASSETS
 Cash .......................................  $       100             $100
                                               ================= =================
LIABILITIES AND SHAREHOLDERS EQUITY
 Shareholder's equity
 Common stock, no par value
  Authorized 50,000,000 shares; Issued and
   outstanding 10 shares (Notes 2 and 5).....          100              100

 Class B Convertible Stock, no par value.
  Authorized 200,000 shares; Issued and
  outstanding 200,000 shares (Note 2)........       20,000               --
 Receivable from principal shareholder.......      (20,000)              --
                                               ----------------- -----------------
                                               $       100             $100
                                               ================= =================


                    See accompanying notes to balance sheets.

                     APPLE RESIDENTIAL INCOME TRUST, INC.

                         NOTES TO THE BALANCE SHEETS

                              DECEMBER 31, 1996

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

   Apple Residential Income Trust, Inc. (the "Company") is a Virginia corporation that intends to qualify as a real estate investment trust ("REIT") for federal income tax purposes. The Company, which has no operating history, was formed to invest primarily in existing residential apartment communities in Texas and southwestern regions of the United States. Initial capitalization occurred on August 7, 1996.

Apple Residential Advisors, Inc. (the "Advisor"), which owned 100% of the outstanding common stock of Apple Residential Income Trust, Inc. as of December 31, 1996, is the advisor to the Company and will provide its day-to-day management under a proposed agreement between the Company and the Advisor.

SIGNIFICANT ACCOUNTING POLICIES

INCOME TAXES

The Company intends to make an election to be treated, and expects to qualify, as a REIT under the Internal Revenue Code of 1986, as amended. As a REIT, the Company will be allowed a deduction for the amount of dividends paid to its shareholders, thereby subjecting the distributed net income of the Company to taxation only at the shareholder level. The Company's continued qualification as a REIT will depend on its compliance with numerous requirements, including requirements as to the nature of its income and distribution of dividends.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. OFFERING OF SHARES

The Company intends to raise capital through a "best-efforts" offering of shares by David Lerner Associates, Inc. (the "Managing Dealer"), which will receive selling commissions and a marketing expense allowance based on proceeds of the shares sold.

A minimum offering of 1,666,667 shares ($15,000,000) must be sold no later than November 19, 1997, or the offering will terminate and investors' subscription payments, with interest, will be refunded to investors. Pending sale of such minimum offering amount, investors' subscription payments will be placed in an escrow account.

3. CLASS B CONVERTIBLE SHARES

On November 14, 1996, the Company issued 200,000 shares of Class B Convertible Shares to Mr. Glade Knight, President and Chairman of the Board of the Company, for $.10 per share or $20,000 in aggregate.

There are no dividends payable on the Class B Convertible Shares. On liquidation of the Company, the holder of the Class B Convertible Shares is entitled to a liquidation payment of $.10 per Class B Convertible Share before any distribution of liquidation proceeds to the holders of the Common Shares. Holders of more than two-thirds of the Class B Convertible Shares must approve any proposed amendment to the Articles of Incorporation that would adversely affect the Class B Convertible Shares or create a new class of stock senior to or on a parity with the Class B Convertible Shares. The Class B

                   APPLE RESIDENTIAL INCOME TRUST, INC.
                   NOTES TO THE BALANCE SHEETS - (CONTINUED)



3. CLASS B CONVERTIBLE SHARES -(CONTINUED)


Convertible Shares are convertible into Common Shares upon and for 180 days following the occurrence of either of the following events: (1) substantially all of the Company's assets, stock or business is sold or otherwise transferred, whether through sale, exchange, merger, consolidation, lease, share exchange or otherwise, or (2) the Advisory Agreement with the Advisor is terminated or not renewed, and the Company ceases to use Apple Residential Management Group, Inc. to provide substantially all of its property management services. Upon the occurrence of either triggering event, each Class B Convertible Share is convertible into a number of Common Shares based upon the gross proceeds raised through the date of conversion in the "best efforts" offering according to the following formula:




                GROSS PROCEEDS RAISED FROM SALES       NUMBER OF COMMON SHARES
                    OF COMMON SHARES THROUGH          THROUGH CONVERSION OF ONE
                       DATE OF CONVERSION             CLASS B CONVERTIBLE SHARE
                --------------------------------      -------------------------
     $ 50 million..............................                 1.0
     $100 million .............................                 2.4
     $150 million .............................                 4.2
     $200 million .............................                 6.4
     $250 million .............................                 8.0


No additional consideration is due upon the conversion of the Class B Convertible Shares. Upon the probable occurrence of a triggering event, the Company will record expense in the statement of operations based on convertibility of the Class B Convertible Shares.

4. ORGANIZATIONAL AND OFFERING COSTS

As of December 31, 1996, affiliates of the Company have incurred on behalf of the Company organizational and offering costs amounting to approximately $522,000. Upon the sale of 1,666,667 Common Shares, the Company will reimburse the affiliates for these organizational and offering costs.

5. RELATED PARTIES

The Company has negotiated a Property Management Agreement with Apple Residential Management Group, Inc. ("ARMG") to manage each property to be acquired by the Company for a management fee equal to 5% of gross rental collections, plus reimbursement of certain expenses.

The Company has entered into a Property Acquisition and Disposition Agreement with Apple Realty Group, Inc. ("ARG") to acquire and dispose of real estate assets for the Company. A fee of 2% of the purchase or sale price of the property will be payable for this service.

The Company has entered into an Advisory Agreement with the Apple Residential Advisors, Inc. ("AA") to provide management for the Company and its assets. An annual fee equal to .1% - .25% of total contributions received by the Company will be payable for this service.

Mr. Knight owns 100% of the common stock of ARMG, ARG and AA.

Upon the completion of a public offering of common shares being pursued by Cornerstone Realty Income Trust, Inc., for which Mr. Knight also serves as Chief Executive Officer and Chairman of the Board, Cornerstone will enter into a contract with the Company and subcontracts with Apple Residential Management Group, Inc. and Apple Residential Advisors, Inc. whereby Cornerstone will provide advisory, property management and brokerage services to the Company in exchange for fees and expense reimbursements as described above.

Cornerstone Realty Income Trust, Inc. has a continuing right to own up to 9.8% of the common shares of Apple. In addition, Cornerstone has a right of first refusal to purchase the properties and business of Apple.

                      APPLE RESIDENTIAL INCOME TRUST, INC.
                    NOTES TO THE BALANCE SHEETS - (CONTINUED)

6. STOCK INCENTIVE PLANS

The Company has adopted two stock incentive plans (the "Incentive Plan" and "Directors' Plan") to provide incentives to attract and retain directors, officers and key employees. The plans provide for the grant of options to purchase a specified number of shares of common stock ("Options") or grants of restricted shares of common stock ("Restricted Stock") to selected employees and directors of the Company and certain affiliates. A Compensation Committee ("Committee") will be established to implement and administer the plans. The Committee will be responsible for granting Options and shares of Restricted Stock and for establishing the exercise price of Options and the terms and conditions of Restricted Stock.

7. SUBSEQUENT EVENT

For the period January 1, 1997 through March 21, 1997, the Company closed the sale to investors of 4,643,239 shares (1,666,667 at $9 per share and 2,976,572 at $10 per share) representing gross proceeds to the Company of $44,765,718 and net proceeds after payment of selling commissions and other costs of $40,289,146.

During January 1997, effective January 1, 1997, the Company acquired three apartment communities. Brookfield Apartments, a 232- unit apartment community located in Dallas, Texas, was purchased for $5,458,485. Eagle Crest Apartments, a 484-unit apartment community located in Irving, Texas, was purchased for $15,650,000. Tahoe Apartments, a 240-unit apartment community located in Arlington, Texas, was purchased for $5,690,560. During February, 1997, the
Company acquired Mill Crossing Apartments, a 184-unit apartment community located in Arlington, Texas for $4,544,121.


On March 1, 1997 the Company entered into an agreement with a commercial bank to obtain an unsecured revolving line of credit of $10 million. The line of credit expires on March 31, 1998. This agreement allows the Company to finance a portion of the purchase price of property acquisitions. Borrowings under the agreement are evidenced by an unsecured promissory note and bear interest at one-month LIBOR plus 200 basis points. As of March 26, 1997, there have been no borrowings under the agreement.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Apple Residential Income Trust, Inc.
Richmond, Virginia

We have audited the accompanying statement of income and direct operating expenses exclusive of items not comparable to the proposed future operations of the property Brookfield Apartments located in Dallas, Texas for the twelve month period ended December 31, 1996. This statement is the responsibility of the management of Brookfield Apartments. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a filing by Apple Residential Income Trust, Inc.) and excludes material expenses, described in Note 1 to the statement, that would not be comparable to those resulting from the proposed future operations of the property.

In our opinion, the statement referred to above presents fairly, in all material respects, the income and direct operating expenses of Brookfield Apartments (as defined above) for the twelve month period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                             L.P. Martin & Co., P.C.

Richmond, Virginia
March 19, 1997

                              BROOKFIELD APARTMENTS
         STATEMENT OF INCOME AND DIRECT OPERATING EXPENSES EXCLUSIVE OF
                   ITEMS NOT COMPARABLE TO THE PROPOSED FUTURE
                           OPERATIONS OF THE PROPERTY


                      TWELVE MONTHS ENDED DECEMBER 31, 1996


        INCOME
         Rental and Other Income.......................  $1,198,543
                                                         -------------
        DIRECT OPERATING EXPENSES
         Administrative and Other......................     122,269
         Insurance ....................................      18,936
         Repairs and Maintenance.......................     174,233
         Taxes, Property...............................     133,700
         Utilities.....................................      92,664
                                                         -------------
          Total Direct Operating Expenses..............     541,802
                                                         -------------
          Operating income exclusive of items not
           comparable to the proposed future operations
           of the property.............................  $  656,741
                                                         =============



          NOTE TO THE STATEMENT OF INCOME AND DIRECT OPERATING EXPENSES
            EXCLUSIVE OF ITEMS NOT COMPARABLE TO THE PROPOSED FUTURE
                           OPERATIONS OF THE PROPERTY

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Brookfield Apartments is a 232 unit residential garden style apartment complex located on 6.936 acres in Dallas, Texas. Living space totals 165,544 square feet.

During the financial statement period, the assets comprising the property were owned by Paragon Group, L.P., an entity non-affiliated with Apple Residential Income Trust, Inc. Apple Residential Income Trust, Inc. purchased the property in January, 1997.

In accordance with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission, the statement of income and direct operating expenses excludes interest and non rent related income and expenses not considered comparable to those resulting from the proposed future operations of the property. Excluded expenses are mortgage interest, property depreciation, amortization and management fees.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Apple Residential Income Trust, Inc.
Richmond, Virginia

We have audited the accompanying statement of income and direct operating expenses exclusive of items not comparable to the proposed future operations of the property Eagle Crest Apartments located in Irving, Texas for the twelve month period ended December 31, 1996. This statement is the responsibility of the management of Eagle Crest Apartments. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a filing by Apple Residential Income Trust, Inc.) and excludes material expenses, described in Note 1 to the statement, that would not be comparable to those resulting from the proposed future operations of the property.

In our opinion, the statement referred to above presents fairly, in all material respects, the income and direct operating expenses of Eagle Crest Apartments (as defined above) for the twelve month period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                         L.P. Martin & Co., P.C.
Richmond, Virginia
March 27, 1997

                             EAGLE CREST APARTMENTS
         STATEMENT OF INCOME AND DIRECT OPERATING EXPENSES EXCLUSIVE OF
                   ITEMS NOT COMPARABLE TO THE PROPOSED FUTURE
                           OPERATIONS OF THE PROPERTY

                      TWELVE MONTHS ENDED DECEMBER 31, 1996






       INCOME
       Rental and Other Income...........................  $3,196,618
                                                           ------------
       DIRECT OPERATING EXPENSES
       Administrative and Other..........................     212,613
       Insurance.........................................      93,379
       Repairs and Maintenance...........................     379,120
       Taxes, Property...................................     345,167
       Utilities.........................................     305,101
                                                           ------------

        Total Direct Operating Expenses..................   1,335,380
        Operating income exclusive of items not
         comparable to the proposed future operations of
         the property....................................  $1,861,238
                                                             ============


        NOTE TO THE STATEMENT OF INCOME AND DIRECT OPERATING EXPENSES
           EXCLUSIVE OF ITEMS NOT COMPARABLE TO THE PROPOSED FUTURE
                          OPERATIONS OF THE PROPERTY

1. ORGANIZATION AND BASIS OF PRESENTATION

Eagle  Crest  Apartments  is  a  residential   garden  style  apartment  complex
consisting of two phases totaling 484 units located on 17.88 acres in Irving, Texas. Living space totals 429,300 square feet.

During the financial statement period, the assets comprising the property were owned by entities not affiliated with Apple Residential Income Trust, Inc. Apple Residential Income Trust, Inc. purchased the property on January 30, 1997.

In accordance with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission, the statement of income and direct operating expenses excludes interest and non rent related income and expenses not considered comparable to those resulting from the proposed future operations of the property. Excluded expenses are mortgage interest, property depreciation, amortization, legal and professional and management fees.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Apple Residential Income Trust, Inc.
Richmond, Virginia

We have audited the accompanying statement of income and direct operating expenses exclusive of items not comparable to the proposed future operations of the property Tahoe Apartments located in Arlington, Texas for the twelve month period ended December 31, 1996. This statement is the responsibility of the management of Tahoe Apartments. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a filing by Apple Residential Income Trust, Inc.) and excludes material expenses, described in Note 1 to the statement, that would not be comparable to those resulting from the proposed future operations of the property.

In our opinion, the statement referred to above presents fairly, in all material respects, the income and direct operating expenses of Tahoe Apartments (as defined above) for the twelve month period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                      L. P. Martin & Co., P.C.
Richmond, Virginia
April 11, 1997

                                TAHOE APARTMENTS
         STATEMENT OF INCOME AND DIRECT OPERATING EXPENSES EXCLUSIVE OF
                   ITEMS NOT COMPARABLE TO THE PROPOSED FUTURE
                           OPERATIONS OF THE PROPERTY

                      TWELVE MONTHS ENDED DECEMBER 31, 1996


       INCOME
       Rental and Other Income...........................  $1,200,270
                                                           ------------
       DIRECT OPERATING EXPENSES
       Administrative and Other..........................     118,781
       Insurance.........................................      30,606
       Repairs and Maintenance...........................     351,750
       Taxes, Property...................................     114,578
       Utilities.........................................     149,166
                                                           ------------

       Total Direct Operating Expenses...................     764,881
                                                           ------------

       Operating income exclusive of items not
       comparable to the proposed future operations of
       the property......................................  $  435,389
                                                             ============



          NOTE TO THE STATEMENT OF INCOME AND DIRECT OPERATING EXPENSES
            EXCLUSIVE OF ITEMS NOT COMPARABLE TO THE PROPOSED FUTURE
                           OPERATIONS OF THE PROPERTY

1. ORGANIZATION AND BASIS OF PRESENTATION

Tahoe Apartments is a 240 unit residential garden style apartment complex located on 17.88 acres in Arlington, Texas. Living space totals 160,928 square feet.

During the financial statement period, the assets comprising the property were owned by two separate entities, neither of which was affiliated with Apple Residential Income Trust, Inc. Apple Residential Income Trust, Inc.
purchased the property on January 31, 1997.

In accordance with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission, the statement of income and direct operating expenses excludes interest and non rent related income and expenses not considered comparable to those resulting from the proposed future operations of the property. Excluded expenses are mortgage interest, property depreciation, legal fees and management fees. Also, excluded are certain employee bonuses which one of the former owners paid when they sold the apartment project.

           PRO FORMA BALANCE SHEET AS OF DECEMBER 31, 1996 (UNAUDITED)

   The accompanying Unaudited Pro Forma Balance Sheet as of December 31, 1996 is presented as if the Company had owned the following properties held on December 31, 1996. In the opinion of management, all adjustments necessary to reflect the effects of the Offering have been made.

   The Unaudited Pro Forma Balance sheet is presented for comparative purposes only, and is not necessarily indicative of what the actual financial position of the Company would have been at December 31, 1996, nor does it purport to represent the future financial position of the Company. This Unaudited Pro Forma Balance Sheet should be read in conjunction with, and is qualified in its entirety by, the respective historical financial statements and notes thereto of the Company. The Pro Forma column assumes the Company used the proceeds from its offerings to acquire certain properties.

                                          HISTORICAL    BROOKFIELD   EAGLE CREST      TAHOE
                                            BALANCE     PRO FORMA     PRO FORMA     PRO FORMA       TOTAL
                                             SHEET     ADJUSTMENTS   ADJUSTMENTS   ADJUSTMENTS    PRO FORMA
                                         ------------ ------------- ------------- ------------- -------------
Assets
Investment in rental property
 Land..................................           --   $1,169,208    $ 3,032,970   $1,102,830    $ 5,305,008
 Building..............................           --    4,398,447     12,930,030    4,701,541     22,030,018
                                         ------------ ------------- ------------- ------------- -------------
                                                  --    5,567,655     15,963,000    5,804,371     27,335,026
 Less accumulated depreciation.........           --           --             --           --             --
                                         ------------ ------------- ------------- ------------- -------------
                                                  --    5,567,655     15,963,000    5,804,371     27,335,026
 Cash and cash equivalents.............  $       100           --             --           --            100
                                         ------------ ------------- ------------- ------------- -------------
Total Assets...........................  $       100   $5,567,655    $15,963,000   $5,804,371    $27,335,126
                                         ============ ============= ============= ============= =============
Shareholders' Equity
 Common stock, no par value............  $       100   $5,567,655    $15,963,000   $5,804,371    $27,335,126

 Class B Convertible Stock, no par
  value................................       20,000           --             --           --    $    20,000
 Receivable from principal shareholder.      (20,000)          --             --           --   ($    20,000)
                                         ------------ ------------- ------------- ------------- -------------
Total Shareholders' equity.............  $       100   $5,567,655    $15,963,000    $5,804,371   $27,335,126
                                         ============ ============= ============= ============= =============


                        NOTES TO PRO FORMA BALANCE SHEET

   Pro Forma adjustments represent the purchase price of the related property, including the 2% acquisition fee to Apple Realty Group, Inc. allocated between land and building. Adjustments to common stock reflect the proceeds from sales of common stock from the Company's continuous offering net of commissions and offering costs.

                      PRO FORMA STATEMENT OF OPERATIONS
          FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED)

   The accompanying Unaudited Pro Forma Statement of Operations for the twelve months ended December 31 , 1996 is presented as if (a) the Company had acquired the properties shown below on January 1 1996; (b) the Company had qualified as a REIT, distributed at least 95% of its taxable income and, therefore, incurred no federal income tax liability for the period presented; and (c) the Company had used proceeds from its best efforts offering to acquire the properties. The Company had no operations during the period ending December 31, 1996. Accordingly, the Company had no revenue or operating profits or loss.

   The Unaudited Pro Forma Statement of Operations is presented for comparative purposes only and is not necessarily indicative of what the actual results of the Company would have been for the year ended December 31, 1996 if the acquisitions and Offering had occurred at the beginning of the period presented, nor does it purport to be indicative of the results of operations in future periods. The Unaudited Pro Forma Statement of Operations should be read in conjunction with, and is qualified in its entirely by, the respective historical financial statements and notes thereto of the Company.

                               HISTORICAL     BROOKFIELD   EAGLE CREST      TAHOE          1996
                              STATEMENT OF    PRO FORMA     PRO FORMA     PRO FORMA      PRO FORMA       TOTAL
                               OPERATIONS    ADJUSTMENTS   ADJUSTMENTS   ADJUSTMENTS    ADJUSTMENTS    PRO FORMA
                             -------------- ------------- ------------- ------------- -------------- ------------
Rental income..............        --         $1,198,543    $3,196,618    $1,200,270          --       5,595,431
Expenses
 Utilities.................        --             92,664       305,101       149,166          --         546,931
 Repairs and maintenance...        --            174,233       379,120       351,750          --         905,103
 Taxes and insurance.......        --            152,636       438,546       145,184          --         736,366
 Property management fee...        --                 --            --            --     282,162 (A)     282,162
 Advertising...............        --             30,567        53,153        29,695          --         113,415
 General and
  administrative...........        --                 --            --            --      68,338 (B)      68,338
 Depreciation of real
  estate...................        --                 --            --            --     801,092 (C)     801,092
 Other.....................        --             91,702       159,460        89,086          --         340,248
                             -------------- ------------- ------------- ------------- -------------- ------------
                                   --            541,802     1,335,380       764,881   1,151,591       3,793,654
Net income.................        --         $  656,741    $1,861,238    $  435,389 ($1,151,591)     $1,801,777
                             ==============                                                          ============

Net income per share.......        --                                                                 $     0.54
                             ==============                                                          ============
Weighted average number of
 shares outstanding........        --                                                                  3,308,624
                             ==============                                                          ============


   The pro forma information reflects adjustments for the actual rental income and rental expenses for the properties for the period in 1996 prior to their acquisition by the Company. Net income has been adjusted as follows: (A) property management and advisory expenses have been adjusted based on the Company's contractual arrangements of 5% of revenues from rental income plus reimbursement of certain expenses estimated to be $2.50 per unit; (B) advisory expenses have been adjusted based on the Company's contractual arrangement of
 .25% of gross proceeds from sales of common stock; (C) depreciation has been adjusted based on the Company's allocation of purchase price to buildings over an estimated useful life of 27.5 years.